UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-7626
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG, LLP
Milwaukee, Wisconsin
May 27, 2009

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation
Master Trust	$74,408,185	$103,113,322
Participant loans	4,117,761	4,232,062

Total investments	78,525,946	107,345,384

Contributions receivable from Sensient Technologies Corporation:
Employee contributions	—	130,267
Employer contributions	2,796,837	2,702,535

Total receivables	2,796,837	2,832,802

Net assets available for benefits at fair value	81,322,783	110,178,186

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	543,737	129,211

Net assets available for benefits	$81,866,520	$110,307,397

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
ADDITIONS:
Contributions:
Participants	$5,379,215
Sensient Technologies Corporation	2,796,837
Rollovers	102,578
Interest on Participant Loans	345,282

Total additions	8,623,912

DEDUCTIONS:
Withdrawals and distributions	(7,811,547)
Administrative expenses	(43,605)

Total deductions	(7,855,152)

Investment loss — equity in net loss of Sensient Technologies Corporation
Master Trust	(29,209,637)

Net deductions	(28,440,877)

Net assets available for benefits:
Beginning of year	110,307,397

End of year	$81,866,520

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note A —	Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined-contribution plan sponsored by Sensient Technologies Corporation (the Company). Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As of January 1, 2008, the plan will accept Roth elective deferrals made on behalf of participants. The participant’s Roth elective deferrals will be allocated to a separate account maintained for such deferrals (the Roth Elective Deferral Account). Employees can contribute up to the maximum amount of their eligible compensation prescribed by law. Employee contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year. All Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service. Company contributions made before January 1, 2003 previously were invested in common stock of the Company. Effective January 1, 2007, these contributions can be diversified into the employee’s choice of funds. Company contributions to the Plan were $2,796,837 for the year ended December 31, 2008.

Effective January 1, 2006, the Plan was amended and restated. The amendment provides that company matching contributions allocable for Plan years beginning on or after January 1, 2006, shall be fully vested at all times. Company matching contributions, allocable for Plan years beginning before January 1, 2006, vest at 20% per year of credited service with the Company or upon termination due to death or disability.

The amendment further states, 2% of the compensation of eligible employees hired (or rehired) on or after January 1, 2006, shall be automatically withheld and contributed to the Plan on the employee’s behalf as a pre-tax elective deferral contribution, unless the employee elects a different contribution amount or elects not to participate in the Plan.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Effective December 4, 2008, the Company, by action of the Finance Committee of its Board of Directors amended the plan to clarify certain responsibilities of the Benefits Investment Committee and the Benefits Administrative Committee.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note A —	(continued):

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $31,024 at December 31, 2008.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans.

Participants direct the investment of their account balance from both participant and employer contributions, except certain prior Company contributions previously noted, into various investment options offered by the Plan. The Plan currently offers nine mutual funds, three fixed income funds, and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.

Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000. Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2008 and 2007, ranged from 5.50% to 9.75%.

Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code, Treasury regulations and applicable law.

Note B —	Accounting Policies:

In the event of termination, participant accounts become fully vested. The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States. Assets of the Plan are stated at fair value.

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note B —	(continued):

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has an investment in the Managed Income Portfolio, a common collective trust fund of the Fidelity Group Trust, which consists of benefit responsive investment contracts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the common collective trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Note C —	Sensient Technologies Corporation Master Trust:

The Plan’s investments, except participant loans, are held by the Master Trust, along with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP). Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note C —	(continued):

investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2008 and 2007, is as follows:

	2008	2007

Sensient Technologies Corporation common stock*	$45,126,990	$55,532,190
Fixed income funds	22,119,291	19,477,275
Equity mutual funds	45,116,141	74,133,324

Net assets in Master Trust at fair value	112,362,422	149,142,789

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	816,824	194,135

Net assets in Master Trust at contract value	$113,179,246	$149,336,924

Plan’s investment in Master Trust as a percent of total	66.22%	69.14%

*	Party-in-interest
The net loss of the Master Trust for the year ended December 31, 2008, is as follows:

2008
Dividends on Sensient Technologies Corporation common stock*	$1,313,948
Interest and other dividends	2,146,114
Net depreciation of investments based on quoted market prices	(38,259,935)

Net loss of Master Trust	$(34,799,873)

Plan’s equity in net loss of the Master Trust	$(29,209,637)

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note C —	(continued):

During the year ended December 31, 2008, net depreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2008
Sensient Technologies Corporation common stock*	$(7,892,245)
Mutual funds	(30,367,690)

Net depreciation in fair value of investments — Master Trust	$(38,259,935)

*	Party-in-interest
Note D —	Non-participant Directed Investments:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2008	2007

Non-participant directed net assets:
Sensient Technologies Corporation common stock*	$12,708,206	$16,486,125

	2008

Changes in non-participant directed net assets:	$426,375
Dividends	(2,970,558)
Net depreciation	(1,229,456)
Withdrawals and distributions	(4,280)
Other

	$(3,777,919)

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note E —	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 18, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Note F —	Benefits Payable:

As of December 31, 2008 and 2007, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.

Note G —	Parties-in-Interest:

Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets, and therefore, some transactions qualify as party-in-interest transactions. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services. Fees paid by the Plan were $43,605 for the year ended December 31, 2008.

Note H —	Fair Value Measurements:

On January, 1, 2009, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). This statement defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements.

As of December 31, 2008, the Plan’s only assets and liabilities subject to this statement are Sensient Technologies Corporation common stock and mutual fund investments held by the Master Trust and participant loans held by the Plan. These financial instruments were previously reported by the Plan at fair value that meets the requirements as defined by SFAS No. 157. Accordingly, there was no impact on the Plan’s financial position as a result of adopting this standard. The fair values of the Sensient Technologies Corporation common stock and the mutual fund investments were based on market quotes (Level 1 inputs per SFAS No. 157). One of the mutual funds is a Fidelity Common Collective Trust. The fair value of the Common Collective Trust is based on information provided by Fidelity (Level 2 inputs per SFAS No. 157) and the fair values of the participant loans were based on the amortized value of the loans (Level 3 inputs per SFAS No. 157).

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Note H — Fair Value Measurements (continued):
     The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets and the Plan’s participant loans at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Sensient Technologies Corporation common stock *	$45,126,990	$—	$—	$45,126,990
Mutual fund investments	52,092,826	—	—	52,092,826
Fidelity Common Collective Trust	—	15,142,606		15,142,606
Participant loans	—	—	4,117,761	4,117,761

Total assets at fair value	$97,219,816	$15,142,606	$4,117,761	$116,480,183

*	Party-in-interest
     The following sets forth a summary of changes in the fair value of the participant loans for the year ended December 31, 2008:

2008
Beginning Balance	$4,232,062

Loan repayments	(1,573,549)
Loan disbursements	1,459,248

Ending Balance	$4,117,761

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2008	EIN 39-0561070

(a)	(b)			(e)
	Identity of Issuer, Borrower,	(c)	(d)	Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Participant Loans	Participant borrowings against their individual account balances, interest rates from 5.50% to 9.75%, and maturing through 2028
		(639 loans outstanding)	$4,117,761	$4,117,761

	Total		$4,117,761	$4,117,761

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 12, 2009	By: Name:	/s/ John L. Hammond John L. Hammond
	Title:	Senior Vice President, General Counsel and
Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm